Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

Direct Dial Number (212) 455-3974	E-mail Address jonathan.gaines@stblaw.com

July 11, 2025

Via EDGAR

Emily Rowland

Lauren Hamilton

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackstone Private Real Estate Credit and Income Fund

Registration Statement on Form 10

File Nos. 000-56726 and 814-01853

Dear Ms. Rowland and Ms. Hamilton:

On behalf of Blackstone Private Real Estate Credit and Income Fund (the “Fund”), we hereby file this letter with the Securities and Exchange Commission (the “Commission”) in response to oral comments received from (i) the disclosure staff of the Division of Investment Management (the “Staff”) of the Commission on May 9, 2025, May 13, 2025, May 16, 2025 and May 28, 2025 with respect to the pre-effective amendment to the registration statement on Form 10 (the “Registration Statement”) filed with the Commission on April 14, 2025 (the “Pre-Effective Amendment”), the comment letter filed with the Commission on April 8, 2025 (the “Previous Comment Letter”) and the post-effective amendment to the Registration Statement filed with the Commission on May 2, 2025 (the “Post-Effective Amendment”), and (ii) the accounting Staff on July 8, 2025 with respect to the Post-Effective Amendment.

For convenience of reference, the Staff’s comments have been reproduced herein. Unless otherwise defined below, capitalized terms shall have the meanings given to them in the Pre-Effective Amendment or the Previous Comment Letter. The responses and information described below are based upon information provided to us by the Fund. The Fund will file a post-effective amendment to the Registration Statement reflecting the changes described herein concurrently with this letter (the “Future Amendment”).

Disclosure Staff Comments

Pre-Effective Amendment

1.

With respect to the Fund’s response to Comment 7 in the Previous Comment Letter, the Staff notes that the Fund added risk disclosure regarding net leased commercial properties. If net leased commercial properties are part of the Fund’s principal investment strategies, please add corresponding strategy disclosure.

Securities and Exchange Commission	July 11, 2025

Response: The Fund will revise “Global Lending” under “Item 1. Business—Investment Strategy” in the Future Amendment as follows:

Global Lending: BREC intends to originate and acquire loans across the spectrum of commercial and residential real estate, including senior loans, B-Notes, mezzanine loans and other investments (such as preferred equity) that are subordinated or otherwise junior in the capital structure that involve privately negotiated structures. The underlying assets for these investments will include commercial and residential properties in various stages of their business plan, including properties in transition. BREC also may make investments in commercial properties subject to net leases.

2.	With respect to the Fund’s revised 80% policy:

a.	Please consider revising the 80% policy as follows:

“Under normal circumstances, we will invest directly or indirectly at least 80% of our ~~assets (~~net assets plus borrowings for investment purposes~~)~~ in private real estate investment (loans, debt securities, preferred stock) and other investments that are expected to (i) make regular distributions, dividends, interest, rent or other similar types of payments and (ii) generate returns primarily from income (including investments in leased assets that meet these criteria), in each case, that are offered privately or are investments in private companies.”

Response: The Fund respectfully acknowledges the Staff’s comment. However, the Fund believes the current formulation of the Fund’s 80% policy is appropriate.

b.	Please confirm whether and disclose to what extent the “other investments” will be in publicly offered investments or public companies.

Response: The Fund hereby confirms that the reference to “other investments” in the Fund’s 80% policy is qualified by “in each case, that are offered privately or are investments in private companies” at the end of the 80% policy. Accordingly, other investments that are included in the 80% policy will be either privately placed investments in public companies or in private companies.

c.

Please revise the disclosure relating to the Fund’s 80% policy in the Registration Statement to reflect the following information, which was provided by the Fund in the response to Comment 8 in the Previous Comment Letter:

In addition, the Fund hereby confirms that unfunded commitments will not count towards the Fund’s 80% policy. The Fund may consider equity investments to count towards the Fund’s 80% policy to the extent they meet the criteria for income-focused investments set forth above. Additionally, the Fund will consider residual tranche (which may be characterized as “equity”) investments in

Securities and Exchange Commission	July 11, 2025

structured finance vehicles collateralized by real estate private credit instruments, including CMBS, as counting towards its 80% policy. In this respect, the Fund views an investment in the residual tranche to be consistent with exposure to the underlying private real estate credit instruments and, accordingly, counted towards the Fund’s 80% policy.

Response: The Fund will add the following disclosure in the Future Amendment following the disclosure regarding the Fund’s 80% policy under “Item 1. Business”:

The Fund may consider equity investments to count towards the Fund’s aforementioned 80% policy to the extent they meet the criteria for income-focused investments in its 80% policy. Additionally, the Fund views residual tranche (which may be characterized as “equity”) investments in structured finance vehicles collateralized by real estate private credit instruments, including commercial MBS (“CMBS”), as consistent with exposure to the underlying private real estate credit instruments; accordingly, the Fund will consider such residual tranche investments as counting towards its 80% policy.

3.

With respect to the response to Comment 19 in the Prior Comment Letter, please remove the following sentence at the end of the first paragraph of the risk factor beginning with “An investment in our common shares will have limited liquidity . . .”: “Additionally, shareholders who participate in repurchase offer must do so without knowledge of what the repurchase price of our common shares will be on the repurchase date.”

Response: The Fund respectfully submits that the referenced disclosure is meant to inform investors of the potential risks associated with the Fund’s share repurchase program as it relates to the Fund’s limited liquidity and risks associated with the tender offer process and is not intended to be an announcement of future tender offers. Nevertheless, the Fund has removed the referenced disclosure in response to the Staff’s comment.

4.	With respect to any Subsidiary:

a.

Please revise the following sentence in the last paragraph of “Item 1A. Risk Factors—Risks Related to the Fund’s Investments—We are subject to risks associated with investing through Subsidiaries” to state that the Fund will treat a Subsidiary’s debt as its own: “We will comply with Section 61 of the 1940 Act, governing investment policies, capital structure and leverage, on an aggregate basis with any Subsidiary.”

Response: The Fund will revise the disclosure in the Future Amendment as follows:

We will comply with Section 61 of the 1940 Act, governing investment policies, capital structure and leverage, on an aggregate basis with any Subsidiary and, accordingly, will treat any Subsidiary’s debt as our own for purposes of Section 61 of the 1940 Act.

b.	Please identify and disclose the custodian of the Subsidiary.

Securities and Exchange Commission	July 11, 2025

Response: The Fund will revise the disclosure in the Future Amendment to note that the custodians of the Subsidiaries currently are U.S. Bank National Association and The Bank of New York Mellon.

c.	Please supplementally explain why the Fund has not added the disclosure requested in Comment 23.d in the Previous Comment Letter.

Response: The Fund respectfully notes that, although its response to Comment 23.d in the Previous Comment Letter indicates that it did not believe additional disclosure was required, the Fund did nonetheless add the following disclosure, which the Fund believes addresses the comment:

We do not expect that any Subsidiary will be required to register as an investment company under the 1940 Act. We expect that any investment advice provided by an investment adviser to our Subsidiary would be provided by our Adviser, and our Board of Trustees will consider any investment advisory services provided to a Subsidiary in connection with the Board of Trustees’ annual consideration of our investment advisory agreement. Any investment advisory agreement for a Subsidiary will comply with Section 15 of the 1940 Act, including that (i) such investment advisory agreement will be approved by the Board of Trustees and (ii) such investment advisory agreement between the Subsidiary and its investment adviser will be filed as an exhibit to our public filings.

5.

The Staff notes that the Fund included additional disclosure regarding horizontal risk retention tranches (“HRRs”) under “Item 1A. Risks Related to the Company’s Investments – Certain risks associated with CMBS may adversely affect our results of operations and financial condition.” If HRRs are part of the Fund’s principal investment strategies, please add corresponding strategy disclosure.

Response: The Fund will revise “Real Estate Securities” under “Item 1. Business—Investment Strategy” in the Future Amendment as follows:

Real Estate Securities: BREC will seek to invest in liquid real estate-related debt, primarily CMBS (including horizontal risk retention tranches (“HRRs”)) but also RMBS and commercial real estate CLOs. BREC’s investments in securities will add access to a wider array of asset and credit profiles (from investment grade to below investment grade), while also allowing BREC to capitalize during periods when public market securities prices diverge from underlying collateral value.

6.	Under “Item 11. Description of Registrant’s Securities to be Registered—Delaware Law and Certain Declaration of Trust Provisions—Derivative Actions”:

a.

In the last sentence of the first paragraph, rather than referring to Declaration of Trust for the “certain percentage” of holders required to join a derivative action brought by a shareholder against the Fund, please state the required percentage in the disclosure itself.

Securities and Exchange Commission	July 11, 2025

Response: The Fund will revise the disclosure in the Future Amendment as follows:

No shareholder may maintain a derivative action on behalf of the Company unless holders of ~~a certain~~ at least ten percent~~age~~ (10%) of the then outstanding common shares, as ~~disclosed in our~~ described in the Declaration of Trust, join in the bringing of such action.

b.

In the following disclosure in the second paragraph regarding an undertaking by shareholders bringing a request for a derivative action to reimburse the Fund, please change the word “may” to “shall” to align with the Fund’s Declaration of Trust: “ . . . and the Board of Trustees shall be entitled to retain counsel and other advisers in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Company for the expense of any such counsel and Advisers in the event that the Board of Trustees determines not to bring such action.” (emphasis added).

Response: The Fund will make the requested change in the Future Amendment.

7.

The Staff notes that Note 6 in the Notes to the Financial Statements states that the Fund will not be obligated to reimburse the investment adviser for the Fund’s expenses until it has completed its first sale of shares in its private offering, and that the total organization, offering and other costs incurred through April 1, 2025 were $2,227,331. Please provide an analysis as to why no accrual for such expenses is required under ASC 450. Further, the Fund should consider including a footnote to the Statement of Assets and Liabilities describing the nature and amount of the commitment and contingent liability in accordance with ASC 450.

Response: The Fund applies the accounting guidance of ASC 450, Contingencies. Disclosure of Certain Loss Contingencies, when evaluating whether the contingent obligation to repay the Adviser for expenses incurred on behalf of the Fund, should be recognized in the Fund’s financial statements. Pursuant to ASC 450-20-25-2, a contingent liability should be recognized when both (1) it is probable that a loss has been incurred and (2) the amount of the loss is reasonably estimable. ASC 450-20-20 defines “probable” as “the future event or events are likely to occur,” which is generally considered a 75% threshold.

The Fund executed an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”), pursuant to which the Adviser agrees to bear all expenses of the Fund until the Fund completes its first sale of shares in its private offering. As of April 1, 2025, the Fund determined that it was reasonably possible, but not sufficiently probable that the Fund would complete its first sale of shares in its private offering. As such, pursuant to the guidance of ASC 450, the expenses incurred through April 1, 2025 have not been recognized in the Statement of Assets and Liabilities and are disclosed in the Notes to the Financial Statements.

The Fund respectfully acknowledges the Staff’s comment with regard to the inclusion of a footnote to the Statement of Assets and Liabilities describing the nature and amount of the commitment and contingent liability in accordance with ASC 450, however the Fund believes the reference to Note 6 in the Statement of Assets and Liabilities to be clear to the users of the financial statements, and is consistent with market practice for such disclosures.

Post-Effective Amendment

8.	Please supplementally explain the rationale for the Adviser not charging the Fund any advisory fees. Please also explain to the Staff how this Fund will be used in the Blackstone family of funds.

Response: As discussed with the Staff on May 28, 2025, the Fund is designed primarily to provide exposure to a real estate debt strategy to investment vehicles, accounts and programs (collectively, “investors”) where fees are otherwise paid to Blackstone. Given that Blackstone anticipates receiving separate fees with respect to such investors, the Adviser believes, and the Board of the Fund determined, it is fair and reasonable to not charge any management fee or incentive fee to the Fund. Within the Blackstone family of funds, certain Blackstone-advised funds may invest in the Fund to gain exposure to real estate debt within their overall investment program; for example, Blackstone Private Multi-Asset Credit and Income Fund, a multi-asset credit interval fund managed by Blackstone Credit & Insurance (“BXCI”), and Blackstone Private Credit Fund, a non-traded business development company also managed by BXCI, have invested in the Fund in reliance on Rule 12d1-4.

As noted to the Staff, the Fund is aware of numerous examples of registered funds that do not charge advisory fees because fees are charged to investors outside of the fund. For example, certain funds, including those listed below, that are held through wrap fee programs do not charge a management fee where the participants in these programs pay a wrap fee to the sponsor of the program.

•	PIMCO Managed Accounts Trust – Fixed Income Shares (FISH) Funds; and

•	BlackRock Allocation Target Shares, BATS Portfolios

In addition, the following is an example where certain underlying funds of fund-of-funds do not charge a management fee where a management fee is charged at the fund-of-fund level:

•	Fidelity Central Investment Portfolios II LLC – Fidelity International Credit Central Fund

Finally, as the Staff has acknowledged, there are numerous examples of mutual funds that waive advisory fees for a share class that is open only to funds managed by the same investment adviser and other advisory clients of the investment adviser or its affiliates that are subject to a contractual fee for advisory, management or related services, including:

•	T. Rowe Price Blue Chip Growth Fund, Inc – Z Class Shares; and

•	Nuveen Core Equity Fund – Class W Shares

Securities and Exchange Commission	July 11, 2025

Accounting Staff Comment

9.

Please explain why the following strikethrough language, which was included in the “Report of Independent Registered Public Accounting Firm – Basis for Opinion” section of the Financial Statements and Exhibits of the Pre-Effective Amendment, was deleted in the corresponding section of the Post-Effective Amendment:

“We conducted our audit in accordance with the standards of the PCAOB ~~and in accordance with auditing standards generally accepted in the United States of America~~.”

Response: The Fund respectfully submits that the above-referenced disclosure was deleted because the Fund is an “issuer” (as defined in Section 3 of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) and its securities are registered under Section 12 of the 1934 Act pursuant to the Registration Statement, which was effective at the time of filing the Post-Effective Amendment. Accordingly, the Fund is subject only to the standards of the Public Company Accounting Oversight Board.

***

Please call me at 212-455-3974 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Jonathan Gaines
Jonathan Gaines

cc:

Andrea Ottomanelli Magovern, Assistant Director

Matthew Williams, Branch Chief

Kevin Michel, Blackstone

Lucie Enns, Blackstone

Rajib Chanda, Simpson Thacher & Bartlett LLP

Benjamin Wells, Simpson Thacher & Bartlett LLP

Bissie Bonner, Simpson Thacher & Bartlett LLP

Stephanie Chaung, Simpson Thacher & Bartlett LLP